UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) [redacted] **http:** //www.uob.com.sg
Cable TYI

02042761

Our ref: ANN2002/UOB2002/UOB-A19/atl

2 July, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

82-2947

02 JUL 23 AM 10:45

UNITED OVERSEAS BANK GROUP IN JOINT VENTURE TO DEVELOP INSURANCE BUSINESS IN MALAYSIA

Dear Sir

We enclose a copy of our News Release dated 1 July 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Enc

dw 7/23

39/02

United Overseas Bank Group In Joint Venture To Develop Insurance Business in Malaysia

Singapore, 1 July 2002 – United Overseas Bank Group ("UOB Group") announces today that it has, through its wholly-owned subsidiary in Malaysia, United Overseas Bank (Malaysia) Bhd ("UOBM"), entered into a joint venture with Gadek (Malaysia) Berhad ("Gadek"), a company incorporated in Malaysia, to develop life and general insurance businesses in Malaysia.

Gadek is a wholly-owned subsidiary of DRB-HICOM Bhd which is a Malaysian conglomerate listed on the Kuala Lumpur Stock Exchange.

The joint venture company, incorporated in Malaysia, is known as Tower-Ed Sdn Bhd ("JV Co"). UOBM will subscribe for 73,400,000 new ordinary shares of RM1.00 each in JV Co at an issue price of RM1.63 per share (Total Consideration: RM119.64 million), following which UOBM's stake in JV Co will be 49%. Gadek will acquire 76,410,138 new ordinary shares of RM1.00 each, representing 51%, in the capital of JV Co, by way of a share swap with its 68% shareholding in South East Asia Insurance Bhd ("SEA"), a general insurance company incorporated in Malaysia.

As part of the agreement under the joint venture, JV Co has entered into two proposed acquisitions as follows:

1. The proposed acquisition of the entire issued share capital of EON CMG Life Assurance Berhad ("EON CMG"), a life insurance company operating in Malaysia, for cash; and
2. The proposed acquisition of Gadek's 68% stake in SEA as described above.

Separately, SEA has entered into a proposed acquisition of the business of Overseas Union Insurance Malaysia Berhad ("OUIM") for cash. The acquisition is subject to confirmation by the High Court of Malaya at Kuala Lumpur ("Confirmation"). OUIM is a general insurance company in Malaysia and an associate of Overseas Union Insurance, Limited ("OUI"). OUI is an associate of UOB.

Head Office 80 Raffles Place, UOB Plaza, Singapore 048624 Tel (65) 533 9898 Fax (65) 534 2334 http: www.uobgroup.com

The above transactions are subject to certain conditions precedent, including the approvals of the applicable regulatory authorities and the lenders of Gadek for the proposed SEA acquisition and the Confirmation.

UOB believes that the joint venture is a strategic fit that paves the way for the Bank's participation in the domestic insurance business in Malaysia, at a time when the Malaysian insurance industry is undergoing consolidation.

For more information, please contact:

Mrs Nancy Lai
Corporate Affairs
Tel: 6539 3986
Fax: 6538 2559
Email: Nancy.Lai@UOBgroup.com

BACKGROUND INFORMATION

About United Overseas Bank ("UOB")

UOB is a leading bank in Singapore with an international network that comprises 253 offices in 18 countries in the Asia-Pacific region, Western Europe and North America.

Its banking subsidiaries in Singapore comprise Far Eastern Bank and Industrial & Commercial Bank, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries.

In Malaysia, its wholly-owned banking subsidiary, United Overseas Bank (Malaysia) Bhd, ["UOBM"] has 37 branches, making it the foreign bank with the largest branch network in the country. UOBM offers its customers a full selection of commercial banking and financial services.

As at 31 December 2001, the UOB Group had total assets of S$113.3 billion (US$61.2 billion) and shareholders' funds of S$12.7 billion (US$6.8 billion).

About DRB-HICOM Bhd ("DRB-HICOM") and Gadek (Malaysia) Berhad ("Gadek")

DRB-HICOM, incorporated in Malaysia and listed on the Kuala Lumpur Stock Exchange, is an industrial conglomerate focusing on three main business sectors, namely, automotive manufacturing and distribution, property development and construction, and services.

Gadek is a wholly-owned subsidiary of DRB-HICOM. Its principal activities are the cultivation and marketing of rubber, oil palm and coffee and investment holding. Its subsidiaries are involved in construction work and project management and underwriting general insurance.

About EON CMG Life Assurance Berhad ("EON CMG")

EON CMG is one of the 18 life insurance companies operating in Malaysia. Incorporated in 1993, EON CMG is 60% owned by Edaran Otomobil Nasional Berhad ("EON") and 40% owned by the Colonial Mutual Life Assurance Society Limited ("COLONIAL"). EON, a distributor of Proton vehicles in Malaysia, is listed on the Kuala Lumpur Stock Exchange. COLONIAL is a life insurance company incorporated in Australia.

About South East Asia Insurance Bhd ("SEA")

SEA was established in 1973 and DRB-HICOM, through GADEK, bought into SEA in 1995 and now owns 68% of SEA's paid-up share capital. SEA is principally engaged in the underwriting of general insurance business, which includes motor insurance, miscellaneous accident insurance, fire insurance and marine insurance.

About Overseas Union Insurance (Malaysia) Berhad ("OUIM")

OUIM is 48% held by Overseas Union Insurance, Limited ("OUI"), an associate of UOB. OUIM was established in 1983 and has been operating as a general insurer in Malaysia, specialising in various classes of general insurance, including fire, miscellaneous accident, motor and marine cargo.